EXHIBIT 99.1

PRESS RELEASE

Magna Announces CAD Senior Notes Offering

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

AURORA, Ontario, May 27, 2024 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it has entered into an agency agreement providing for the issuance, by way of private placement in each of the provinces of Canada, of CAD$450 million aggregate principal amount of senior unsecured notes due 2029. The notes will bear interest at an annual rate of 4.80% and will mature on May 30, 2029. The offering is expected to close on May 30, 2024, subject to customary closing conditions.

Magna intends to use the net proceeds from this offering for general corporate purposes, which may include the repayment of its existing indebtedness.

RBC Capital Markets, Scotiabank, TD Securities and CIBC Capital Markets are acting as joint bookrunners for the offering.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any province or jurisdiction in which such an offer, solicitation or sale would be unlawful. The notes have not been and will not be qualified for distribution to the public by prospectus under the securities laws of any province or territory of Canada and will not be registered under the Securities Act of 1933, as amended, or any state securities laws and will not be offered or sold in the United States, nor will they be offered or sold in any country other than Canada. The notes will be offered on a private placement basis in Canada to “accredited investors” who are not individuals, unless such individuals are also "permitted clients" under applicable Canadian securities laws.

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

OUR BUSINESS1

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 179,0002 employees across 343 manufacturing operations and 105 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements in this press release include, but are not limited to, the expected closing date of the offering and the intended use of the net proceeds from the offering and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna's regulatory filings. Please refer to Magna's most current Management's Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna's subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.

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1 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

2 Number of employees includes over 168,000 employees at our wholly owned or controlled entities and over 11,000 employees at certain operations accounted for under the equity method.